 



Mike Conk

Insurance Professional

Greensburg, Indiana

Message

 Indiana Farm Bureau Insurance

 See contact info

 352 connections

Experience



Insurance Professional

Indiana Farm Bureau Insurance

Aug 2012 – Present · 6 yrs 7 mos

47240

Commercial Fence Fabricator

Indiana Wire Products Inc

May 2008 – Aug 2012 · 4 yrs 4 mos

Greensburg, Indiana



Tool Grinder

Delta Faucet Company

May 2000 – Sep 2008 · 8 yrs 5 mos

Greensburg, Indiana

Skills & Endorsements

Customer Service · 15

Endorsed by **Mike Klatt, who is highly skilled at this**

Sales · 14

Endorsed by **Mike Klatt, who is highly skilled at this**

Team Building · 13

Endorsed by **Mike Klatt and 4 others who are highly skilled at this**

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